Filed by Contura Energy, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Companies:

Alpha Natural Resources Holdings, Inc.

ANR, Inc.

(Commission File No.: 333-217766)

PROPOSED MERGER

YOUR VOTE IS IMPORTANT

PLEASE VOTE YOUR PROXY TODAY

October 30, 2018

Dear Stockholders of ANR, Inc. and Alpha Natural Resources Holdings, Inc.:

We are reaching out regarding the proxy materials recently sent to you in connection with the upcoming special meetings of stockholders of ANR and Holdings to be held on November 7, 2018, related to the transactions described in the Amended and Restated Agreement and Plan of Merger, dated September 26, 2018, by and among ANR, Inc. (“ANR”), Alpha Natural Resources Holdings, Inc. (“Holdings”), Contura Energy, Inc. (“Contura”), Prime Acquisition I, Inc. and Prime Acquisition II, Inc. (the “merger agreement”). According to our records, we have not yet received your vote.

Whether or not you plan to attend either of the special meetings, please take the time to vote by following the instructions on the back of this notice. The boards of directors of ANR and Holdings unanimously recommend a vote FOR all of the proposals described in the proxy statement.

We urge you to read the joint proxy statement and prospectus, which includes information about the transactions described in the merger agreement and the special meetings.

Your vote is very important regardless of the number of shares you own. We cannot complete the transactions described in the merger agreement unless holders of a majority of the voting power of the common stock of each of ANR and Holdings entitled to vote at the applicable special meeting vote in favor of the applicable proposal. The failure to vote will have the same effect as a vote against the applicable proposal.

If you need assistance voting your shares, please call D.F. King & Co., Inc. toll free at (800) 967-7510.

Please disregard this letter if you have already voted your shares. Thank you for your cooperation and support.

Sincerely,

David J. Stetson

Chairman of the Board and Chief Executive Officer

ANR, Inc. and Alpha Natural Resources Holdings, Inc.

ADDITIONAL INFORMATION FOR INVESTORS

In connection with the proposed transaction, Contura filed a joint proxy statement and prospectus with the Securities and Exchange Commission (the “SEC”) on October 16, 2018, which was mailed or otherwise provided to stockholders of ANR and stockholders of Holdings of record as of the close of business on the record date for the special meetings. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT AND PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The joint proxy statement and prospectus, as well as other filings containing information about Contura, ANR and Holdings, are available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement and prospectus can also be obtained, without charge, from Contura’s website at http://www.conturaenergy.com and from Alpha’s website at http://www.alphanr.com.

You may use one of the following simple methods to promptly provide your voting instructions:

Vote by Internet – Please access the website listed on the enclosed duplicate proxy card or voting instruction form and follow the instructions provided.

Vote by Telephone - Please call the toll free number listed on the enclosed duplicate proxy card or voting instruction form and follow the instructions provided.

Vote by Mail - Mark, sign, date and return the enclosed duplicate proxy card or voting instruction form and return it in the postage-paid return envelope

If you need assistance voting your shares, please call D.F. King & Co., Inc. toll free at (800) 967-7510.